UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Across America Real Estate Corp.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

005017108
(CUSIP Number)

Joseph Zimlich 103 West Mountain Ave. Fort Collins, Colorado 80524
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 28, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 005017108	Schedule 13D	Page 2 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) BOCO Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000,000
	8	SHARED VOTING POWER --
	9	SOLE DISPOSITIVE POWER 1,000,000
	10	SHARED DISPOSITIVE POWER --
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO - Limited Liability Company

CUSIP No. 005017108	Schedule 13D	Page 3 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Pat Stryker Living Trust, dated October 14, 1976
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000,000
	8	SHARED VOTING POWER --
	9	SOLE DISPOSITIVE POWER 1,000,000
	10	SHARED DISPOSITIVE POWER --
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO - Trust

CUSIP No. 005017108	Schedule 13D	Page 4 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Pat Stryker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000,000
	8	SHARED VOTING POWER --
	9	SOLE DISPOSITIVE POWER 1,000,000
	10	SHARED DISPOSITIVE POWER --
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 005017108	Schedule 13D	Page 5 of 9

ITEM 1. Security and Issuer.

This Schedule 13D (this “Schedule”) relates to the shares of common stock, $0.001 par value (the “Common Stock”), of Across America Real Estate Corp., a Colorado corporation (the “Company”). The principal executive offices of the Company are located at 1660 Seventeenth Street, Suite 450, Denver Colorado 80202.

ITEM 2. Identity and Background.

The persons filing this statement (collectively, the “Reporting Persons”) are:

(a)	BOCO Investments, LLC, a Colorado limited liability company (“BOCO”);

(b)	Pat Stryker Living Trust, dated October 14, 1976, as amended; and

(c)	Pat Stryker, a Colorado resident.

BOCO is a Colorado limited liability company. The principal business of BOCO is to purchase, hold and sell securities for investment purposes. The sole member of BOCO is the Pat Stryker Living Trust, dated October 14, 1976, as amended. The principal purpose of the Pat Stryker Living Trust is to purchase and hold securities and other assets for investment purposes. The trustee of the Pat Stryker Living Trust is Pat Stryker.

The business address of each of the Reporting Persons is 103 West Mountain Ave., Fort Collins, Colorado 80524.

During the last five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making any of them subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration.

All funds used to purchase the securities of the Company set forth herein have come directly from the assets of such Reporting Persons.

ITEM 4. Purpose of Transaction.

On September 28, 2006, BOCO acquired 250,000 shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”) of the Company. The shares are convertible at any time at BOCO’s option into shares of Common Stock at a ratio of four shares of Common Stock for each one share of Series A Preferred Stock. The conversion ratio is subject to adjustment for stock splits, stock dividends, and recapitalizations or in the event of dilutive equity issuances by the Company.

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The Reporting Persons intend to hold the shares of Series A Preferred Stock for long-term investment. The Reporting Persons have no current plan to dispose of the Series A Preferred Stock. Except as set forth below, the Reporting Persons do not have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

In connection with the purchase of the Series A Preferred Stock, BOCO entered into a Shareholders’ Agreement with the Company and GDBA Investments, LLLP, another holder of Series A Preferred Stock (“GDBA”). Under the terms of the Shareholders’ Agreement, GDBA and BOCO each have a right to nominate an individual to serve on the Company’s board of directors. GDBA and BOCO have each agreed to vote their shares of Series A Preferred Stock and their shares of Common Stock, if any, in favor of such nominees. BOCO’s nominee, Joseph C. Zimlich, is expected to be elected to the board of directors at the Company’s next shareholders’ meeting.

ITEM 5. Interest in Securities of the Company.

(a) The Reporting Persons are the beneficial owners of 250,000 shares of Series A Preferred Stock. The shares are convertible at any time at BOCO’s option into shares of Common Stock at a ratio of four shares of Common Stock for each one share of Series A Preferred Stock. The conversion ratio is subject to adjustment for stock splits, stock dividends, and recapitalizations or in the event of dilutive equity issuances by the Company.

Based upon information provided by the Company, there were 16,036,625 shares of Common Stock outstanding at September 28, 2006. Assuming BOCO converts its shares of Series A Preferred Stock in exchange for 1,000,000 shares of Common Stock, the Reporting Persons would be the beneficial owners of Common Stock constituting approximately 5.9% of the shares of Common Stock issued and outstanding.

In addition, BOCO owns a total of $3,500,000 of Senior Subordinated Notes due September 28, 2009 that bear interest per annum on the unpaid principal at the highest of:

(i)	the ninety day average for U.S. Treasury Notes with a 10-year maturity as determined on the last Business Day of each calendar quarter, using the constant maturity calculation, plus 650 basis points;

(ii)	eleven percent (11%); or

(iii)	the highest effective interest rate accruing on any outstanding indebtedness for borrowed money of the Company at any time during the applicable calendar quarter.

Finally, BOCO has granted a revolving loan to the Company until December 31, 2007 in the aggregate amount of $3,500,000. Except for the term, the revolving line of credit otherwise has the same terms and conditions as the Senior Subordinated Notes.

CUSIP No. 005017108	Schedule 13D	Page 7 of 9

(b) Each of the Reporting Persons has sole power to vote and direct the disposition of the shares for which it is deemed to be the beneficial owner.

(c) Other than as disclosed above in Item 4, the Reporting Persons have not engaged in any transactions with respect to the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

In connection with the purchase of the Series A Preferred Stock, BOCO entered into a Shareholders’ Agreement with the Company and GDBA Investments, LLLP, another holder of Series A Preferred Stock (“GDBA”). Under the terms of the Shareholders’ Agreement, GDBA and BOCO each have a right to nominate an individual to serve on the Company’s board of directors. GDBA and BOCO have each agreed to vote their shares of Series A Preferred Stock and their shares of Common Stock, if any, in favor of such nominees. BOCO’s right to nominate a director (and GDBA’s obligation to vote its shares in favor of such nominee) will continue until the earlier of (i) the fifth anniversary of the date on which BOCO has converted all its shares of Preferred Stock into Common Stock, or (ii) the date on which BOCO no longer owns any shares of common stock.

BOCO’s nominee, Joseph C. Zimlich, is expected to be elected to the board of directors at the Company’s next shareholders’ meeting.

ITEM 7. Material to Be Filed as Exhibits.

See the Index of Exhibits.

CUSIP No. 005017108	Schedule 13D	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOCO Investments, LLC

By:	/s/ Joseph C. Zimlich
Name: Joseph C. Zimlich
Title: General Manager

CUSIP No. 005017108	Schedule 13D	Page 9 of 9

Index of Exhibits.

Exhibit 1	Securities Purchase Agreement by and among the Company, BOCO Investments, LLC and GDBA Investments, LLLP

Exhibit 2	Shareholders’ Agreement by and among the Company, BOCO Investments, LLC and GDBA Investments, LLLP